Exhibit 16.1

October 17, 2024

Securities and Exchange Commission
100 F Street NE

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountants for Eco Bright Future, Inc. and Subsidiaries (the Company) and on April 29, 2024, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022.

We have read the statements made by the Company, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Eco Bright Future, Inc. and Subsidiaries dated October 17, 2024. We agree with the statements concerning our Firm in such Form 8-K. We have no basis to agree or disagree with other statements made in Item 4.01 of Form 8-K.

Respectfully,

Goff Backa Alfera & Company, LLC

Pittsburgh, PA

October 17, 2024